SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-33100

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OWENS CORNING

SAVINGS AND SECURITY PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS CORNING

One Owens Corning Parkway

Toledo, Ohio 43659

Owens Corning Savings And Security Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Owens Corning Savings and Security Plan

We have audited the accompanying statement of net assets available for plan benefits of Owens Corning Savings and Security Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for plan benefits of the Plan for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Toledo, Ohio

June 28, 2010

Owens Corning Savings and Security Plan

Statement of Net Assets Available for Plan Benefits

	December 31
	2009	2008
Assets
Investments - Participant directed (Note 3):
Mutual funds	$162,477,691	$130,549,427
Common collective trust fund	9,619,452	9,995,146
Company common stock and warrants	644,344	272,870
Loans to participants (Note 4)	9,510,090	9,570,864

Total investments	182,251,577	150,388,307

Other assets	—	2,479

Total assets	182,251,577	150,390,786

Liabilities - Due to participants	—	2,312

Net Assets Available for Plan Benefits at Fair Value	182,251,577	150,388,474

Adjustments from Fair Value to Contract Value for Interest in Common Collective Trust Fund Relating to Fully Benefit-responsive Investment Contracts	185,053	539,158

Net Assets Available for Plan Benefits	$182,436,630	$150,927,632

See Notes to Financial Statements.	2

Owens Corning Savings and Security Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2009	2008
Additions to Net Assets Available for Plan Benefits
Investment income (loss):
Dividends and interest	$2,442,394	$6,836,844
Interest on loans to participants	509,811	650,693
Net appreciation (depreciation) in fair value of investments (Note 2)	25,639,374	(48,800,612)

Total investment income (loss)	28,591,579	(41,313,075)

Contributions:
Participants	13,076,738	16,502,080
Owens Corning	8,370,303	9,767,823

Total contributions	21,447,041	26,269,903

Transfers in	151,316	604,598

Total additions (decreases) - Net	50,189,936	(14,438,574)

Deductions from Net Assets Available for Plan Benefits
Distributions to participants	(18,186,904)	(22,170,297)
Transfers out	(291,225)	(1,396,365)
Administrative expenses	(202,809)	(196,068)

Total deductions	(18,680,938)	(23,762,730)

Net Increase (Decrease)	31,508,998	(38,201,304)

Net Assets Available for Plan Benefits
Beginning of year	150,927,632	189,128,936

End of year	$182,436,630	$150,927,632

See Notes to Financial Statements.	3

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Summary of Significant Provisions of the Plan and Accounting Policies

Operations of the Plan – Owens Corning Savings and Security Plan (the “Plan”) principally benefits designated groups of hourly employees of Owens Corning and certain subsidiaries (collectively, the “Company”). An eligible employee may elect to enroll in the Plan at any time.

Fidelity Management Trust Company (the “Trustee”) is the trustee as defined by the Plan and the Company is the plan sponsor.

Administrative expenses of the Plan are charged to the Plan and include professional fees and other administrative expenses.

Plan investment elections include investments managed primarily by Fidelity Investments and Company common stock. Therefore, these transactions qualify as permitted party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

Plan Contributions - Participants may elect to contribute from 1 percent to 50 percent of their base pay and eligible incentive pay to the Plan. Participants may designate all or a portion of their contributions as deferred income up to the maximum allowed by federal law, pursuant to Section 401(k) of the Internal Revenue Code. These contributions are not subject to federal income tax until such amounts are distributed to the participants. Participants may also elect to make after-tax contributions to the Plan. The Plan requires remittance of participant contributions to the Trustee when deducted from participants’ paychecks.

The Plan may provide a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available. There were no contributions of this type made during the years ended December 31, 2009 and 2008. Effective January 1, 2010, the Plan was amended to provide that for certain groups of employees, they will also receive an automatic Company contribution to their account in the amount of 2% of their eligible compensation per pay period regardless of their individual contribution elections and to provide for an Employer Matching Contribution of 100% on the first 6% of Plan Compensation for those employees.

For 2009, the Company match was 100 percent of participants’ contributions up to 5 percent of eligible compensation deferred, at most locations. At most remaining locations, the Company match was 50 percent of all participants’ contributions up to 5 percent of eligible compensation deferred. The Company may match participant contributions at various negotiated rates at certain other locations. All Company contributions are invested according to the participant’s elections at the time of the contribution; if a participant has no election on file, the contributions are invested in the appropriate age-based life style Fidelity Freedom Fund.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Summary of Significant Provisions of the Plan and Accounting Policies (Continued)

Included in participant contributions for the years ended December 31, 2009 and 2008 in the accompanying financial statements is $110,751 and $439,022, respectively, of rollovers from other plans.

Allocation of Contributions - Participant contributions and Company contributions are allocated to individual participant accounts each pay period. Discretionary company contributions are allocated to participant accounts based upon a specified percentage of an employee’s compensation each pay period. Each participant’s account is adjusted on each business day to reflect the fair market value of the investment funds in which the account is invested.

Plan Investment Options - Participants elect to have their contributions invested in whole 1 percent increments among the investment elections made available under the Plan. On a daily basis, participants may change their investment elections and contribution rate as well as redistribute their account balances. Participants may discontinue their contributions to the Plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash, which it considers necessary to meet anticipated disbursements.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

The Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit- responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Valuation - The Plan’s investments are stated at fair value, except for its common collective trust fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Investments in mutual funds are recorded on quoted market prices.

The fair value of the Plan’s investments in Owens Corning common stock and warrants is based on the New York Stock Exchange closing market prices. Participant loans are stated at their outstanding balances, which approximates fair value.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Summary of Significant Provisions of the Plan and Accounting Policies (Continued)

of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Internal Revenue Service has issued a determination letter dated February 19, 2010, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as it is withdrawn from the Plan. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination - Although the Company has not expressed any intent to do so, it has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the plan accounts of each participant, if not previously vested, would become fully vested. Participants would, in accordance with the terms of the Plan, receive a distribution of their account balances, including their contributions to the Plan and Company contributions to the Plan on their behalf and the earnings or losses on those contributions.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 2 - Realized Gains and Losses and Unrealized Appreciation and Depreciation

Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses are calculated using the average historical cost of investments. Unrealized appreciation (depreciation) represents the change in cumulative unrealized appreciation (depreciation) on investments since the beginning of the year.

During 2009 and 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated by $25,639,374 in 2009 and depreciated by $48,800,612 in 2008, as follows:

	2009	2008
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$25,467,389	$(48,163,717)
Common collective trust	(375,694)	(536,259)
Company common stock and warrants	547,679	(100,636)

Total	$25,639,374	$(48,800,612)

Note 3 - Significant Plan Investments

The following presents investments that represent 5 percent or more of the net assets available for plan benefits at December 31, 2009:

Fidelity Retirement Money Market Portfolio	$48,860,839
Fidelity Low-priced Stock Fund	$20,607,302
Fidelity Contrafund K	$18,145,581
Spartan 500 Index Advantage	$11,357,479
Common Collective Trust -Stable Value Fund	$9,804,507

The following presents investments that represent 5 percent or more of net assets available for plan benefits at December 31, 2008:

Fidelity Retirement Money Market Portfolio	$55,164,907
Fidelity Low-Priced Stock Fund	$14,536,591
Fidelity Managed Income Portfolio	$10,534,304

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 4 - Loans

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50 percent of his or her total vested account balance, limited to the total of contributions designated as before tax and related earnings. The minimum amount available for a loan is $1,000. The total amount a participant may borrow is reduced by the highest outstanding loan balance in the prior one-year period.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee’s loan application.

A loan can be requested for any reason. Under the Plan’s terms, a borrower has from one to five years to repay the loan. Loans transferred into the Plan from other plans are continued under the same terms applicable to the loan when it originated. Some of these transferred loans may have a repayment term that is longer than five years. Repayments of principal and interest are invested in the same manner as the participant’s contributions.

Note 5 - Vesting, Forfeitures, and Distributions

At a majority of locations, participants become 100 percent vested in Company contributions and earnings thereon after five years of completed service at a rate of 20 percent per year. At most remaining locations, participants become 100 percent vested after three years of completed service. Such amounts also become fully vested upon termination of the participant’s employment due to retirement, disability, or death, involuntary termination of the participant’s employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan. Participants are always 100 percent vested in participant contributions.

Such vested contributions and earnings thereon are automatically distributable upon attaining 70  1/2 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 70  1/2 years of age or death, the participant’s account will become distributable at 70  1/2 years of age or death unless an election for immediate distribution is filed with the plan administrator within 90 days of termination.

Participants may make certain withdrawals from their accounts. After-tax contributions and the related earnings are eligible for withdrawal up to two times each calendar year, once between January 1 and June 30 of the year and again between July 1 and December 31 of the year. Participants who have attained age 65 and are fully vested may make withdrawals of Company contributions during the same periods.

No other withdrawals of Company contributions can be made during employment. Participants aged 59- 1/2, or older, may withdraw all or a portion of their before-tax contributions and earnings up to two times each calendar year on the same dates as discussed above. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 5 - Vesting, Forfeitures, and Distributions (Continued)

Company contributions and earnings thereon subsequent to December 30, 1989 cannot be withdrawn by participants, even if vested, unless terminated, retired, 65 years of age, or deceased. Participants who voluntarily terminate or are terminated for cause will forfeit the nonvested portion of the Company contributions and related earnings. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value of the underlying investments forfeited by employees withdrawing from the Plan was $181,081 and $294,153 in the years ended December 31, 2009 and 2008, respectively. The forfeited amounts were used to reduce Company contributions for the years ended December 31, 2009 and 2008.

Note 6 - Risks and Uncertainties

The Plan’s invested assets consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the inherent risk associated with investment securities and the uncertainty related to changes in the value of investment securities, it is at least reasonably possible that the exposure to these various risks and uncertainties in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and Statement of Changes in Net Assets Available for Plan Benefits.

Note 7 - Fair Value

The Company classifies and discloses plan assets using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 7 - Fair Value (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Balance at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Mutual Funds
Domestic Equity Funds	$46,627,901	$46,627,901	$—	$—
International	15,911,775	15,911,775	—	—
Lifecycle	24,983,892	24,983,892	—	—
Indexed	15,261,938	15,261,938	—	—
Money Market	48,860,839	48,860,839	—	—
Other	10,831,346	10,831,346	—	—
Company common stock and warrants	644,344	644,344	—	—
*Common collective trust fund	9,619,452	—	9,619,452	—
Loans to Participants	9,510,090	—	—	9,510,090
Total Assets at Fair Value	$182,251,577	$163,122,035	$9,619,452	$9,510,090

*	The common collective trust is a combination of units of Managed Income Portfolio (MIP) and Managed Income Portfolio II (MIP II). MIP and MIP II invest in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities and money market funds to provide daily liquidity. The fund seeks to preserve the principle investment while earning interest income and tries to maintain a stable $1 unit price.

Owens Corning Savings and Security Plan

Notes to Financial Statements

December 31, 2009 and 2008

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Mutual Funds
Domestic Equity Funds	$35,332,999	$35,332,999	$—	$—
International	9,885,348	9,885,348	—	—
Lifecycle	12,357,778	12,357,778	—	—
Indexed	6,630,885	6,630,885	—	—
Money Market	55,164,907	55,164,907	—	—
Other	11,177,510	11,177,510	—	—
Company common stock and warrants	272,870	272,870	—	—

*Common collective trust fund	9,995,146	—	9,995,146	—
Loans to Participants	9,570,864	—	—	9,570,864

Total Assets at Fair Value	$150,388,307	$130,822,297	$9,995,146	$9,570,864

*	The common collective trust fund is Fidelity’s Managed Income Portfolio. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity Management Trust Company (FMTC). The objective of the fund is to seek to preserve the principal investment while earning interest income.

The following table sets forth a summary of the changes in the fair value of the Plan’s Level 3 investment assets for the years ended December 31, 2009 and 2008:

Loans to Participants
Balance at December 31, 2007	$9,250,606

Issuances and settlements - Net	320,258

Balance at December 31, 2008	9,570,864

Issuances and settlements - Net	(60,774)

Balance at December 31, 2009	$9,510,090

Owens Corning Savings and Security Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 34-4323452, Plan 004

December 31, 2009

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investments	(d) Cost	(e) Current Value
	Mutual funds:
Fidelity **	Retirement Money Market Portfolio	*	$48,860,839
	Low-priced Stock Fund	*	20,607,302
	Contrafund K	*	18,145,581
	Diversified International Fund K	*	8,670,929
	Puritan Fund K	*	7,052,619
	Freedom 2020	*	5,412,111
	Freedom 2030	*	4,470,396
	U.S. Bond Index	*	2,997,273
	Freedom 2040	*	2,817,378
	Freedom 2025	*	2,784,647
	Freedom 2035	*	2,551,579
	Freedom 2010	*	1,961,517
	Freedom 2045	*	1,733,954
	Freedom 2015	*	1,616,023
	Freedom 2050	*	872,141
	Freedom Income	*	412,146
	Freedom 2000	*	281,859
	Freedom 2005	*	70,143
Harbor Capital Investors	Harbor International Fund	*	178,234
Spartan	500 Index - Advantage Class	*	11,357,479
Lazard	Emerging Markets Equity Portfolio-Institutional Shares	*	7,062,612
PIMCO	Total Return Fund - Administrative Class	*	3,778,726
Wells Fargo	Advantage Small Cap Value Fund - Investor Class	*	2,945,226
Munder Capital Management	Mid-Cap Core Growth Class Y	*	2,577,148
Columbia Management	Columbia Acorn USA Fund Class Z	*	938,577
Spartan	Extended Market Index Fund - Advantage Class	*	907,185
American Beacon	Large Cap Value Fund - Investor Class	*	784,410
Goldman Sachs	Mid Cap Value CL A	*	503,449
Allianz	NFJ Small-Cap Value Fund - Institutional Class	*	126,208
Fidelity **	Stable Value	*	9,804,505
Owens Corning **	Company common stock	*	560,582
Owens Corning **	Company common stock - Warrant Fund	*	83,762
Participants	Loans to participants (interest rates ranging from 3.25% to 8.25%;
	maturity dates ranging from 2010 to 2014)	*	9,510,090

	Total investments		$182,436,630

*	Cost information not required
**	Represents party-in-interest

Schedule 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

OWENS CORNING SAVINGS PLAN

By:	/s/ Richard C. Tober
Richard C. Tober Plan Administrator

Dated: June 28, 2010